UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


             Under the Securities Exchange Act of 1934
                         (Amendment No. 0)


                         HUGHES SUPPLY INC
                         (Name of Issuer)


                              Common
                  (Title of Class of Securities)


                             444482103
                          (CUSIP Number)








































1)   Name of Reporting Person           National Rural Electric
     S.S. or I.R.S. Identification           Cooperative
     AssociationNo. of Above Person                    53-0116145
2)   Check the Appropriate Box               N/A
     if a Member of a Group

3)   SEC Use Only

4)   Citizenship or Place of                  Arlington, VA
     Organization

     Number of                     5)   Sole Voting Power
1,218,375
     Shares
     Beneficially Owned            6)   Shared Voting Power
0         by Each Reporting
     Person With                        7)   Sole Dispositive
Power 1,218,375

                                          8)   Shared Dispositive
Power   0
9)        Aggregate Amount Bene-             1,218,375 ficially
Owned by Each  Reporting Person

10)   Check Box if the Aggregate        N/A
     Amount in Row (9) Excludes
     Certain Shares

11)       Percent of Class Represented       6.5%
     by Amount in Row 9

12)  Type of Person Reporting      EP

























Item 1 (a)     Name of Issuer

          HUGHES SUPPLY INC

       (b)     Address of Issuer's Principal Executive Offices

          Hughes Supply Inc
            20 North Orange Ave
            Orlando, FL 32801

Item 2 (a)     Name of Person Filing

          National Rural Electric Cooperative Association

       (b)     Address of Principal Business Office

          4301 Wilson Blvd.
          Arlington, VA 22203

       (c)     Citizenship

          Commonwealth of Virginia - National Rural Electric
          Cooperative                       Association

      (d)      Title of Class of Securities

          Common

      (e) CUSIP Number

          725701205

Item 3    The person filing this statement pursuant to Rule 13d-
1(b)
           or 13d-2(b) is:

           (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
Security Act
               of 1974 or Endowment Fund; see 240.13d-
1(b)(1)(ii)(F)



















Item 4    Ownership      (a)   Amount Beneficially Owned
1,218,375
          (b)   Percent of Class
     6.5% (c)   Number of Shares as to which
                Such Person Has:

                 (i)   sole power to vote or to direct the vote
1,218,375
                (ii)   shared power to vote or to direct the vote
0
               (iii)   sole power to dispose or to direct the
                      disposition of
1,218,375
                (iv)   shared power to dispose or to direct the
                      disposition of                             0

Item 5         Ownership of Five Percent or Less of a Class

                Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of
               Another                   Person

               Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8         Identification and Classification of Members of the
Group

               Not Applicable

Item 9         Notice of Dissolution of Group

               Not Applicable












Item 10        Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                          February 9, 1998
                                Date

                          Peter R. Morris
Signature

                          Peter R. Morris,   Executive
Director/Investments
                               Name and Title